Business Outsourcing Services, Inc.
                         1001 SW 5th Avenue, Suite 1100
                             Portland, Oregon 97204
                                Tel: 503-206-0935


                                 August 11, 2009

VIA EDGAR - CORRESPONDENCE

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, DC 20549

     Re: Business Outsourcing Services, Inc.
         Amendment No. 3 to Registration Statement on Form S-1 Filed August 11, 2009
         File No. 333-158386

Dear Ms. Jacobs:

     Business Outsourcing Services, Inc. (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Wednesday, August 12, 2009, or as soon thereafter as practicable.

     In connection with our request, we acknowledge the following:

     * Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you in advance for your attention to this matter.

                                Very truly yours,
                                Business Outsourcing Services, Inc.


                                By: /s/ Guilbert Cuison
                                   --------------------------------
                                Name:  Guilbert Cuison
                                Title: President